Pricing Term Sheet Dated August 1, 2016

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-200374

Supplementing the Preliminary

Prospectus Supplement dated August 1, 2016

(To the Prospectus dated December 11, 2014)

$500,000,000 3.700% Senior Notes due 2026

The information in this pricing term sheet relates to the offering (the “Offering”) of 3.700% Senior Notes due 2026 (the “Notes”) of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated August 1, 2016 relating to the Offering, and the accompanying prospectus dated December 11, 2014 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-200374) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Expected Ratings (Outlook)*:	BBB- (Stable) / BBB- (Stable) (S&P / Fitch)

Title of Securities:	3.700% Senior Notes due 2026

Ranking:	Senior Unsecured

Maturity Date:	August 4, 2026

Principal Amount:	$500,000,000

Price to Public:	99.619%

Net Proceeds to Issuer (before estimated offering expenses):	$495,345,000

Treasury Benchmark:	1.625% due May 15, 2026

Treasury Benchmark Price:	101-5+

Treasury Benchmark Yield:	1.496%

Spread to Treasury Benchmark:	+225 basis points

Yield to Maturity:	3.746%

Interest Rate:	3.700%

Day Count Convention:	30/360, Following Unadjusted

Business Day Convention:	New York

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on February 4 and August 4 of each year, beginning on February 4, 2017.

Optional Redemption:

At any time and from time to time prior to May 4, 2026 (three months prior to the maturity date of the Notes), make-whole redemption at a discount rate equal to the applicable Treasury Rate (as defined in the Preliminary Prospectus), plus 35 basis points.

At any time and from time to time on or after May 4, 2026 (three months prior to the maturity date of the Notes), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of the Notes to be redeemed.

CUSIP / ISIN:	87165B AL7 / US87165BAL71

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	August 1, 2016

Settlement Date:	August 4, 2016 (T+3)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and MUFG Securities Americas Inc.

Senior Co-Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC

Co-Managers:	Mischler Financial Group, Inc. and The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated August 1, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering and the accompanying prospectus may be obtained from: Merrill Lynch, Pierce, Fenner & Smith Incorporated, telephone: 1-800-294-1322, email: dg.prospectus_requests@baml.com, Mizuho Securities USA Inc., 320 Park Avenue, 12th Floor, New York, New York 10022, telephone: 1-866-271-7403 and MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, New York 10020, attention: Capital Markets Group, telephone: 1-877-649-6848.

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